Exhibit 3.1

CERTIFICATE OF FORMATION

OF

FF-TSY HOLDING COMPANY II, LLC

1.     The name of the limited liability company is FF-TSY Holding Company II, LLC.

2.     The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.     This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of FF-TSY Holding Company II, LLC, this 21st day of February, 2007.

FF-TSY Holding Company II, LLC

/s/ Curtis B. McWilliams
Curtis B. McWilliams, Authorized Person